Exhibit 15.7

Risk Management Committee Charter

Purpose:

The purpose of the risk management committee of the Board of Directors (the "Board") of Infosys Technologies Limited (the "Company") shall be to assist the Board in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and external environment risks. The Committee has overall responsibility for monitoring and approving the risk policies and associated practices of the Company.

The risk management committee is also responsible for reviewing and approving risk disclosure statements in any public documents or disclosures.

Committee membership and organization

The risk management committee shall be appointed by and will serve at the discretion of the Board. The risk management committee shall consist of no fewer than three members. The members of the risk management committee shall meet the (i) independence requirements of the listing standards of the NASDAQ, (ii) non-employee director definition of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended, (iii) the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended, and any other requirements in India (to be filled up).

The members of the risk management committee will be appointed by the Board on the recommendation of the nominating committee.

Meetings and Quorum

The committee shall meet at least four times a year. Two members, being independent directors present shall form the quorum for the meeting of the committee.

Committee responsibilities and authority

The risk management committee shall annually review and approve the Risk Management Policy and associated frameworks, processes and practices of the Company.

The risk management committee shall ensure that the Company is taking the appropriate measures to achieve prudent balance between risk and reward in both ongoing and new business activities.

The risk management committee shall evaluate significant risk exposures of the Company and assess management's actions to mitigate the exposures in a timely manner (including one-off initiatives, and ongoing activities such as business continuity planning and disaster recovery planning & testing).

The risk management committee will coordinate its activities with the Audit Committee in instances where there is any overlap with audit activities (e.g. internal or external audit issue relating to risk management policy or practice).

The risk management committee may form and delegate authority to subcommittees when appropriate.

The risk management committee shall make regular reports to the Board.

The risk management committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

The Board shall review the performance of the risk management committee annually.

The risk management committee shall have access to any internal information necessary to fulfill its oversight role. The risk management committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

Sd/-
Bangalore	David Boyles
April 12, 2007	Chairperson, Risk management committee